STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

July 23, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under Rule 485(a) on May 23, 2013, to add a new Class I to the Baltic Index Fund.  The Staff of the Commission has provided comments on this filing and suggested certain revisions by telephone call to the undersigned. The Fund responds to the comments by the Staff, as follows:

1.

The “Example” section on the bottom of page 2 will be adjusted to show expenses for 3 years based on the waiver expiring on 12/31/14.  The introductory language in the paragraph will indicate that the waiver expires at such date.

2.

The Staff has pointed out inconsistent descriptions of the fee waiver from series to series. Upon the initial filing of the investment advisory agreement on July 24, 2012, the Schedule A to the agreement reflected that the waiver would expire when the MidCap fund (the only series then in existence) reached $100 million is asset size.  Subsequently to this, in correspondence filed on October 2, 2012, the Fund indicated that the expiration of the waiver had been changed to an asset size of $50 million, but the filed Schedule A was never corrected.  The Fund proposes to file a revised Schedule A showing the fee waiver at $50 million for each of the first two India funds (MidCap and Bank), and at $50 million for all series and classes in the aggregate for the Baltic and other series to come.

With the changes referenced above, the Fund now believes that it has addressed all comments raised by the Staff that would be applicable to the Class I of the Baltic Index Fund.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm